Exhibit 99.1

Skeena Resources Limited Announces the Filing of the Prospectus Supplement in Respect of Its Approximately C$125 Million Bought Deal Financing

The Base Shelf Prospectus and the Prospectus Supplement are Accessible Through SEDAR+

Vancouver, BC (October 3, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to announce that it has filed a prospectus supplement and entered into an underwriting agreement (the “Underwriting Agreement”) with a syndicate of underwriters led by BMO Capital Markets (collectively, the “Underwriters”) in respect of its previously announced bought deal offering of 5,210,000 common shares of the Company (the “Common Shares”), at a price of C$24.00 per Common Share (the “Offering Price”) for aggregate gross proceeds of approximately C$125,040,000 (the “Offering”).

The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time until and including the date which is 30 days following the closing of the Offering, to purchase up to an additional 781,500 Common Shares (the “Over-Allotment Shares”) at the Offering Price. If the Underwriters were to exercise the Over-Allotment Option in full, this would increase the aggregate gross proceeds to the Company of the Offering to approximately C$143,796,000.

The Common Shares, including any Over-Allotment Shares (together, the “Offered Shares”), will be offered by way of a prospectus supplement to the Company’s base shelf prospectus (the “Base Shelf Prospectus”) in all of the provinces of Canada, excluding Quebec. The Offered Shares will also be offered by way of a U.S. prospectus supplement to the Company’s registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) in the United States. The Offering is expected to close on or about October 8, 2025, and is subject to customary closing conditions, including but not limited to Skeena receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the Offered Shares having been approved for listing on the New York Stock Exchange.

Access to the prospectus supplements relating to the Offering, the Base Shelf Prospectus and any amendments thereto are provided in Canada in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus and the prospectus supplement are accessible on Skeena’s issuer profile on SEDAR+ at www.sedarplus.ca. An electronic or paper copy of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to the Offering may be obtained, without charge, upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the Base Shelf Prospectus and the prospectus supplements can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the Registration Statement and the U.S. prospectus supplement can be found on EDGAR at www.sec.gov. Before investing, prospective investors should read the Base Shelf Prospectus, the prospectus supplements, the Registration Statement and the documents incorporated by reference therein.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE 1

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Skeena Gold + Silver	TSX: SKE | NYSE: SKE 2

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements relating to the closing of the Offering, the acceptance of the Offering by the Toronto Stock Exchange and the New York Stock Exchange, any exercise of the Over-Allotment Option and the aggregate gross proceeds derived thereunder, and the timing of the closing of the Offering. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024 (the “Annual MD&A”), its MD&A for the six months ended June 30, 2025 (the “Interim MD&A”), and the Company’s Annual Information Form dated March 31, 2025 (the “AIF”). Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: risks related to the Company receiving all approvals necessary for the completion of the Offering and the timing thereof; the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s Annual MD&A, the Interim MD&A, the AIF, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE 3